August 31, 2020

Kim Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AlphaMark Investment Trust File No. 333-152045

Dear Ms. Browning:

On June 25, 2020, AlphaMark Investment Trust (the "Registrant" or the "Fund") filed a post-effective amendment to its registration statement. You provided additional comments today via telephone to Cassandra Borchers. Those comments are summarized below. Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Fund’s registration statement.

1.       In Footnote 2 to the Fee Table, please in Plain English and state clearly the information regarding recoupment of waived advisory fees.

RESPONSE: The Footnote will be revised to include the following:

"….Management Fee waivers and expense reimbursements by the Advisor are subject to repayment by the Fund for a period of 3 years after the date of such waiver or reimbursement, but only if such reimbursement can be achieved without exceeding the lesser of: i) the Annual Limit in effect at the time of the waiver/expense payment and ii) any Annual Limit in effect at the time of the recoupment…."

2.       Please further enhance any disclosure that reflects strategies, "to seek to provide protection", to be clear that there is no guarantee such strategies will be successful.

RESPONSE: The requested revisions will be made.

3.       Please clarify in Plain English and state clearly whether hedging is a current principal investment strategy. If it is not, please remove such disclosure from the discussion of principal investment strategies and risks. If it is a principal investment strategy, please remove the sentence, "The Fund is not required to use hedging and may choose not to do so."

RESPONSE: Registrant confirms that hedging is not a current principal investment strategy and the hedging disclosure including "Hedging Risk" will be removed.

4.       Please clarify whether high portfolio turnover is currently a principal investment strategy. We note there is disclosure of the risk, but not corresponding discussion in the principal investment strategy.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

Kim Browning
U.S. Securities and Exchange Commission

August 31, 2020

RESPONSE: Active and frequent trading is not a current principal investment strategy. Therefore, the "Turnover Risk" will be removed.

5.       In the SAI, with respect to Fundamental Restriction #2, you have included disclosure in general terms about the 1940 Act and releases and no action letters from the SEC and its Staff regarding Section 18(f). Please revise this disclosure to reflect the Fund’s actual policy.

RESPONSE: The requested revision will be made.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers